UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SEC FILE NUMBER
001-33429
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	004854105

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2015

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Acorn International, Inc.
Full Name of Registrant
N/A
Former Name if Applicable

19/F, 20th Building, 487 Tianlin Road
Address of Principal Executive Office (Street and Number)

Xuhui District, Shanghai, 200233 People’s Republic of China
City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Due to management change and ongoing activities to dispose of non-core assets and investments and restructure its business, the registrant needs additional time to complete the presentation of its financial statements and the analysis thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Geoffrey Weiji Gao	+86-21	5151-8888
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 3, 2016, the registrant issued a press release disclosing, among other things, its unaudited preliminary financial results for 2015 and a comparison thereof to its actual 2014 financial results. On the same date, the registrant (i) filed with the SEC a Form 6-K attaching as an exhibit the related press release and (ii) an held an investor conference call to discuss the press release and related business developments. The financial results to be reflected in the 2015 Form 20-F are expected to be generally consistent with the registrant’s previously announced unaudited, preliminary results. As previously disclosed, the registrant expects a significant decline in 2015 net revenue and gross profits in comparison to 2014 and a continued and significant net loss for 2015. The registrant’s 2015 financial results reflect, among other things, the impact of a prior dispute between two groups of our shareholders as to the management and direction of our company, a related management change in May 2015 and ongoing efforts to restructure our business, cut costs and generate cash flow from the sale of non-core assets and investments.

ACORN INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 2, 2016	By:	/s/ Geoffrey Weiji Gao
Geoffrey Weiji Gao Chief Financial Officer

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